Exhibit 1.15

No. 38191         Register No. 19463
MINUTES OF THE EXTRAORDINARY SHARHOLDERS' MEETING OF
"DAVIDE CAMPARI-MILANO S.p.A."
REPUBLIC OF ITALY
The day twenty-seven of March, two thousand and twenty.
In Sesto San Giovanni, via Franco Sacchetti no. 20, at nine forty a.m.
I, the undersigned, Carlo Munafò, public notary in Saronno, registered with the Association of Notaries of the Combined Districts of Milan, Busto Arsizio, Monza, Lodi and Varese
upon request of Mr. LUCA GARAVOGLIA born in Milan on 27 February 1969, acting in his capacity as Chairman of the Board of Directors of and representing the company "DAVIDE CAMPARI-MILANO S.p.A.", with registered office in Sesto San Giovanni, via Sacchetti no. 20, where he is domiciled, with share capital of euro 58,080,000.00, tax code and number with the Companies Register of Milan 06672120158, R.E.A. (Economic and Administrative Register) no. 1112227, proceed with the drafting of these minutes of the shareholders' meeting for the extraordinary part, as secretary appointed by the abovementioned Chairman, after he has assumed the chiarmanship of this shareholders' meeting, held today also with the aid of audio-videoconference means, in my continuous presence.
These minutes are drafted by me, notary, in due time for the timely fulfilment of the filing and publication obligations pursuant to law.

Mr. Luca Garavoglia, connected via audio-videoconference, having assumed the chairmanship of the shareholders' meeting according to the law, the Articles of Association (article 12 Articles of Association) and of the Regulations governing Shareholders' Meeting of DCM (art. 4.1 Regulations governing Shareholders' Meeting)
ACKNOWLEDGED
- that the ordinary and extraordinary shareholders' meeting of the Company was duly convened today, in Sesto San Giovanni, via Campari no. 23, different entrance of the same building, and at nine thirty, to discuss and resolve upon the following:
AGENDA
Extraordinary part
6. Proposal to transfer the registered office to Amsterdam (the Netherlands). Related and consequent resolutions, including the adoption of new articles of association in accordance with Dutch law.
- that the notice of call was published on the Company's website on 19 February 2020, and on the newspaper "MF-MilanoFinanza" on 19 February 2020;
- that the documents pertaining to the today's shareholders' meeting were made available at the registered office, on the corporate website of the Company (www.camparigroup.com/it/investor/assemblea_azionisti/) and on the authorised storage mechanism "1info" (www.1info.it), as indicated in the publication notice simultaneously published.
- that all members of the Board of Directors:

- Marchesini Paolo Rinaldo Antonio born in Milan on 15 March 1967
- Kunze-Concewitz Robert born in Istanbul (Turkey) on 7 April 1967
- Di Fede Fabio born in Bagnolet (France) on 29 October 1972
- Garavoglia Alessandra born in Rome on 6 February 1960
- Barcellona Eugenio born in Catania on 12 October 1969
- Elia Annalisa born in Rome on 1 March 1966
- Gerardin Catherine born in Versailles (France) on 18 November 1959
- Klersy Michel Serge born in Turin on 1 February 1962
were connected via audio-videoconference;
- that all members of the Board of Statutory Auditors:
- Gandini Ines born in Rome on 4 November 1968, Chairman
- Tula Piera born in Nuoro on 1 August 1967
- Facchini Fabio born in Rimini on 26 February 1955
are connected via audio-videoconference
- that pursuant to article 11 of the Articles of Association and article 83-sexies of the Legislative Decree no. 58 of 1998, as subsequently supplemented and amended (Testo Unico della Finanza or TUF), the right to attend to the shareholders' meeting was attested by a certification issued by the intermediary with whom the share is registered, in favor of the subject whom – based on accounting records as of the seventh trading day prior to the date set for the Shareholders' Meeting (i.e., 18 March 2020) – was entitled to vote;

- that Computershare S.p.A. has been designated as representative pursuant to article 135-undecies TUF and to the representative were given five proxies for no. 592,898,937 (five hundred and ninety-two million eight hundred and ninety-eight thousand nine hundred and thirty-seven) shares;
- that the list with the names of those attending in person or by proxy, complete with all details required by CONSOB, is attached to these minutes under letter "A" and from such list it is possible to determine the names of the shareholders who voted in favor of the proposed resolutions;
- that the analysis on the compliance of the proxies with article 2372 of the Italian civil code was carried out;
- that in order to admit to the vote those persons who, on the basis of the information available, had holdings requiring authorizations or notification, the relevant verifications were carried out;
- that some shareholders had become entitled with the benefit of double voting rights pursuant to article 6 of the Articles of Association, and as a result voting rights and holdings may not match. During the Shareholders' Meeting, only the voting rights were calculated, as in accordance with the law and Articles of Association they were the only ones relevant to determine the quorums to convene the shareholders' meeting and to approve the resolutions;

- that the Shareholders' Meeting was held in a wide room of the same building, in compliance with all provisions of the legislative decrees, of the decrees of the Council of Minister's President and of Region Lombardy's order no. 514 of 21 March 2020 aiming at mitigating the spread of COVID 19;
- that precisely in order to avoid any possible gathering so as to comply with the requirements of the above-mentioned emergency provisions, the Company recommended to its shareholders, for the purpose of participating to the shareholders' meeting, to give proxy, in accordance with law, to the appointed representative referred to in the notice of call;
- that on 23 March 2020, the Company required to the shareholders who envisaged to attend in person to the Shareholders' Meeting (irrespective of the mentioned recommendation as well as of the strong restrictions currently in force on the freedom of movement on the national and regional territory), to prior communicate the name of the actual attendee, so to prepare all necessary safety measures to fully comply with the emergency regulation;
- that the shareholders' meeting was recorded in order to facilitate the drafting of the minutes;
- that the procedures for submitting questions were specified in the notice of call, and that no request to integrate the agenda was received according to article 126-bis, TUF;

- that, on 23 March 2020, the Company published on its website a "question and answer" document, pursuant to article 127-ter, paragraph 2, TUF, and therefore no answer was provided to the questions raised by the shareholders to the extent that the relevant answers were already provided in that document;
- that the questions received in writing, pursuant to article 127-ter of the TUF, were answered before the shareholders' meeting by publication on the corporate website of the Company;
- that according to the information in the Company's Shareholders Register and in the special list for the entitlement to the benefit of double voting rights, supplemented by the notices received and other available information, shareholders holding directly or indirectly shares above 3% (three percent) of the capital (by 'capital' meaning the total number of voting rights) are the following:
•    Lagfin S.C.A., Société en Commandite par Actions: 592,416,000 (five hundred ninety-two million four hundred and sixteen thousand) shares, granting 1,184,832,000 (one billion one hundred eighty-four million eight hundred thirty-two thousand) voting rights, equal to 64.90% (sixty-four point ninety percent) of total voting rights;
•    Cedar Rock Capital Ltd.: 75,756,610 (seventy-five million seven hundred fifty-six thousand six hundred ten) shares, granting 148,946,046 (one hundred forty-eight million nine hundred forty-six thousand forty-six) voting rights, equal to 8.16% (eight point sixteen percent) of total voting rights.

- that no shareholders, other than those indicated above, with a shareholding above 3% (three percent) notified Consob and the Company pursuant to article 120 TUF and article 117 of the Consob Regulation no. 11971 of 14 May 1999, relating to the disclosure of relevant shareholdings.
The Chairman acknowledged and pointed out that, according to the documentation provided by Computershare, who was appointed by the Chairman to perform the checks relating to the right to attend the shareholders' meeting and to collect the ballot papers, there are no. 1220 shareholders present in person or by proxy, as per the produced documentation, of 977,066,225 (nine hundred and seventy-seven million sixty-six thousand two hundred and twenty-five) ordinary shares.
The shares attending to, or represented at, the Shareholders' Meeting grant 1,640,805,299 (one billion six hundred and forty million eight hundred and five thousand two hundred and ninety-nine) votes, equal to circa 89.878355% (eighty-nine point eight hundred and seventy-eight thousand three hundred and fifty-five percent) of the total amount of voting rights.
The Chairman
DECLARED
the shareholders' meeting regularly convened in order to resolve upon the agenda.

The Chairman, addressing the agenda, with the unanimous consent or the Shareholders' Meeting omitted to read the Explanatory Report, already approved by the Board of Directors on 18.02.2020, and he proceeded to illustrate the main issues of such report. In particular, the Chairman pointed out that the proposed transaction (Transaction) entails the transfer (or redomiciliation) of the registered office to the Netherlands and, simultaneously, the amendment of the Article of Associations of the Company aimed at (i) adopting the company form known as Naamloze Vennootschap (N.V.) pursuant to Dutch law, as well as (ii) amending the enhanced voting mechanism (the so-called loyalty scheme) already adopted by the Company since January 2015, in accordance with Italian law, in order to further strengthen the group's stability and foster the development and the continuous involvement of a stable base of long-term (loyal) shareholders.
The Transaction constitutes a corporate transaction carried out under the freedom of establishment, as provided for by the law of the European Union and its interpretation by the European Court of Justice which has clarified that such freedom includes the right of a company established in accordance with the law of one Member State to transform itself into a company governed by the laws of another Member State, adopting a company form provided under such legal system.

From a strategic standpoints, the Chairman pointed out that through the transfer of the registered office to the Netherlands and the simultaneous introduction of an enhanced voting rights mechanism compared to the one already adopted by the Company, the following objectives are pursued:
(i)   adopting a flexible share capital structure in order to allow the Company, on the one hand, to maintain and further strengthen a stable shareholder base and, on the other hand, to combine such essential objective with the possibility of pursuing external growth opportunities, such as acquisitions and/or strategic combinations to be accomplished, for example, by means of issuance of new shares in favor of, and/or exchanges of shares with, third parties. This would support Campari Group in the context of the ongoing consolidation process taking place in the global spirits industry, where the Company has had, and intends to continue to have, a leading role as an active player;
(ii)  rewarding long-term shareholders more effectively and extensively. It is, indeed, believed that a stable shareholder base is more capable of supporting long-term growth strategies. This long-term commitment is considered key in today's global market of premium spirits, where strong brands, built via long-term brand building strategies, are considered a key source of competitive advantage in the long run;

(iii) benefitting from a highly recognized and appreciated corporate law framework by international investors and market operators, so as to promote the global profile achieved by Campari Group, while in the meantime preserving the identity and historic presence of the Company in Italy.
In the context of the Transaction, the Company intends to pursue the aforementioned objectives without any impact on the business organization, management and operations in Italy, or in any other regions in which the Group operates. In particular, no reorganization is envisaged and no transfer of the Group's activities to the Netherlands is contemplated. The maintenance of the current group structure, which will continue to be headed by the Company without any interruption, reflects the strategic priorities of the Group concerning Italy, key market for the future growth of the Group.
The Chairman pointed out that the shareholders who do not participate in the adoption of the resolution on the Transaction will be entitled to exercise their withdrawal right in accordance with article 2437, paragraph 1, of the Italian civil code, since the Transaction entails the transfer of the registered office and the transformation of the company form adopted by the Company (the Withdrawing Shareholders).
Pursuant to article 2437-bis of the Italian civil code, Withdrawing Shareholders can exercise their withdrawal right, in relation to some or all of their shares, by sending a notice via registered mail to the registered office of Campari, attention of the Corporate Secretary, no later than 15 days following registration with the Companies' Register of Milan of the potential entitling resolution. Notice of the registration will be published in a daily newspaper and on the Campari website.

Shareholders exercising their withdrawal rights shall submit a specific communication, to be issued by an authorized intermediary, stating the continuous ownership of the shares for which the shareholder has exercised his withdrawal right from prior to this Extraordinary Meeting to the date of the communication. Further details on the exercise of the withdrawal right will be provided to Campari shareholders in accordance with the applicable laws and regulations.
In accordance with article 2437-ter, paragraph 3, of the Italian civil code, the liquidation price to be paid to the Withdrawing Shareholders is equal to €8.376 for each Campari share. The liquidation price has been determined by making reference to the arithmetic average of the closing prices of Campari's shares during the six months preceding the publication of the notice of call of this Extraordinary Meeting.
Considering that the material negative effects represented by Coronavirus pandemic result in the stock price of Campari shares being materially below the withdrawal price indicated above, and since some investors may be tempted to exercise their withdrawal rights purely in order to take opportunistic advantage from the current market conditions, the amount payable by the Company to the Withdrawing Shareholders for the withdrawn shares is likely to prove materially higher than what was reasonably foreseeable.

To this purpose the Board of Directors of 16 March 2020 – considering that it is in the best interest of the Company to give the shareholders the ex post right to cancel the Transaction once the expected cash outflow deriving from the actual withdrawals is known – has resolved to convene another extraordinary shareholders' meeting by June 30, 2020 to approve, if the shareholders so decide taking into account the actual withdrawal results, the revocation (pursuant to and for the purpose of article 2437-bis, paragraph 3, of the Italian civil code) of the potential resolution adopted today.
In particular, in case of revocation, the Chairman highlighted that the withdrawals (including the right to receive the withdrawal price) will cease to be of any effect.
The Chairman continued by stressing that (i) any payment of the consideration to the Withdrawing Shareholders is conditional upon the Transaction becoming effective; and (ii) the shares in relation to which the withdrawal right has been exercised, by mandatory provision of law, are blocked (and hence not saleable nor negotiable) until the adoption of the potential resolution to revoke or until the failure to satisfy (or to waive, as the case may be) the conditions precedent, or until the end of the withdrawal procedure.

The Chairman then continued explaining the main steps of the withdrawal procedure, highlighting that once the period of 15 days following registration with the relevant Companies' Register of the resolution approving the Transaction and before the Transaction becomes effective (as it will be described later) Campari shares in relation to which the withdrawal right has been exercised shall be offered to non-withdrawing shareholders and, subsequently, the unsold shares may be offered to third parties. Any outstanding share which has not been sold at the end of the described procedure shall be purchased by Campari at the liquidation price, without prejudice to the conditions precedent. Should the Transaction not be completed, the shares in relation to which the right of withdrawal has been exercised will continue to be owned by the shareholders who exercised such right, and no payment will be made in favor of the Withdrawing Shareholders.
It was noted that the completion of the Transaction is subject to the satisfaction of the following conditions precedent, the occurrence of which may be waived by Campari:
(i) no governmental entity of a competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any order which prohibits the consummation of the Transaction or makes it void or extremely burdensome;

(ii) the amount of cash, if any, to be paid by Campari to shareholders exercising their withdrawal right in relation to the Transaction under article 2437-quater of the Italian civil code (the Withdrawal Amount), shall not exceed in the aggregate the amount of €150 million, provided however that, for clarity, the Withdrawal Amount shall be calculated net of the amount of cash payable by Campari shareholders exercising their option and pre-emption rights pursuant to article 2437-quater of the Italian civil code;
(iii) there shall not have been nor occurred at any time before the date of execution of the Dutch Notarial Deed, at a national or international level, (a) any extraordinary event or circumstance involving changes in the legal, political, economic, financial, currency exchange or in the capital markets conditions or any escalation or worsening of any of the same or (b) any events or circumstances that, individually or taken together, have had, or are reasonably likely to have, a material adverse effect on the legal situation, on the business, results of operations or on the assets, economic or financial conditions (whether actual or prospective) of Campari and/or the market value of the Campari shares and/or that could otherwise materially and negatively affect the Transaction.
The Chairman invited the attendees to take the floor, should they wish to intervene.

The Chairman of the Board of Statutory Auditors expressed the Board's favourable opinion to the proposals of the Chairman.
Before proceeding to the vote, Mr. Luca Garavoglia pointed out that the vote will take place "by subtraction", i.e. counting only the votes against and the abstentions.
Therefore, the Chairman invited me, the Notary, to read the proposal of resolution on point 1, embedded in the explanatory report.
"The shareholders' meeting
RESOLVES
* (i) to transfer and re-domicile the Company's registered office to Amsterdam, the Netherlands, establishing that such redomiciliation will be carried out and performed as follows:
a. the company form of the Company will be transformed, with preservation of the Company's legal status, into a Naamloze Vennootschap (N.V.) governed by Dutch law, having the company name 'Davide Campari-Milano N.V.', with registered office in Amsterdam, the Netherlands, and the Company will be registered in the Dutch Companies Register;
b. the articles of association of the Company will be amended through the adoption of the new version, which complies with Dutch law, attached to the minutes of this shareholders' meeting (the New Articles of Association), attached to the minutes of this shareholders' meeting (the New Articles of Association) under letter "C", acknowledging that, in addition to the company name and the registered office, the management and control system, the mechanism of appointment of the directors and certain administrative rights of the shareholders will also be amended in accordance with Dutch law, all of the foregoing pursuant to a notarial deed to be executed by the Company in accordance with Dutch law (the Dutch Notarial Deed);

c. the Company will continue to be managed by a board of directors composed of the directors in office as of the effective date of the redomiciliation, all of whom will remain in office until the date of natural expiry of the mandate. Therefore, under article 14.1 of the New Articles of Association, the number of directors is fixed at 9 (nine), divided into executive directors and non-executive directors;
d. after the redomiciliation, a new remuneration policy will be submitted to the shareholders' meeting for approval. Such new policy will be adopted in line with Dutch statutory law and the New Articles of Association. Once approved, such new policy will be effective as of the date of completion of the redomiciliation. The current directors will continue to be entitled to a compensation which (i) from an economic perspective, will be substantially equivalent to that to which they are currently entitled pursuant to the shareholders' resolution adopted by shareholders' meeting of the Company on 16 April 2019, and (ii) will be substantially consistent to the rules and principles provided under the remuneration policy approved by the Board of Directors on 18 February 2020;

e. the Company's board of statutory auditors will cease to exist since it is not provided under Dutch law;
f. with respect to external audit, unless a different determination is further taken by the parties, EY N.V. (a Dutch company of the EY network), will succeed, without any interruption, to EY S.p.A. (an Italian company of the same network) in the same mandate of external audit already granted in accordance with the applicable laws in 2019 (save for formal alignments required by Dutch applicable law);
g. to the extent required by Dutch law, with reference to the Company's shareholders who have not voted in favor of this resolution and who have validly exercised their withdrawal right (the Withdrawing Shareholders), the Company's Board of Directors is authorized to purchase shares of the Company from the Withdrawing Shareholders at a price of €8.376 (eight point three hundred and seventy-six) for each share and to dispose of these shares in accordance with applicable laws, also by means of disposal acts in execution of agreements entered into prior to the completion of the redomiciliation (the Purchase Authorization). The Purchase Authorization shall be valid until the eighteenth month following the effective date of the redomiciliation, it being understood that (i) the Board of Directors may purchase shares from the Withdrawing Shareholders for a total maximum price of €150 (one hundred and fifty) million; (ii) the Purchase Authorization may be exercised for an amount exceeding that indicated in paragraph (i) only if the condition precedent set out in letter b of paragraph (v) of this resolution has been waived by the Company;

(ii) to approve the Terms and Conditions for Special Voting Shares – attached to the minutes of this shareholders' meeting under letter "D" - and acknowledge that the Company will be entitled to issue, in addition to the ordinary shares and in accordance with the New Articles of Association and the Terms and Conditions for Special Voting Shares, attached to the present minutes, special voting shares A, with nominal value of €0.05 (five Euro cents) each, to which multiple voting rights will be attached in addition to the one granted by each ordinary share, to be assigned to eligible shareholders who have requested to receive them; special voting shares A may be converted into Special Voting Shares B, with nominal value of €0.20 (twenty Euro cents) each, to which a greater amount of voting rights than those granted by each special voting share A will be attached; special voting shares B may be convertible into Special Voting Shares C, with nominal value of €0.45 (forty-five Euro cents) each, to which a greater amount of voting rights than those granted by each special voting share B will be attached; in addition, holders of special voting shares C may be given the right to convert such shares and the ordinary shares associated thereto into shares of a special class of ordinary shares granting multiple votes;

(iii) to acknowledge that, under articles 6.1 and 7.2 of the New Articles of Association, the board of directors may issue new shares for a period of 5 (five) years from the date on which the New Articles of Association enters into force and within the limits of the share capital authorized from time to time, also restricting or excluding shareholders' pre-emptive rights;
(iv) to authorize the board of directors to purchase and dispose of treasury ordinary shares within the threshold provided under Dutch law and in compliance with other restrictions provided under applicable law and the articles of association, through purchase transactions to be carried out on the market or otherwise, for a maximum period of 18 months starting as of the effective date of the redomiciliation, up to a maximum amount equal to 20% (twenty percent) of the issued ordinary share capital, at a price not lower and not higher than 25% (twenty-five percent) of the closing price registered by Campari ordinary shares in the trading day prior to that of the purchase (or the average purchase price over a trading period determined by the board of directors). This authorization is conditional upon completion of the redomiciliation;

(v) to establish that the completion of the redomiciliation and the subsequent payment of the withdrawal rights will be conditional upon the satisfaction of the following conditions precedent, granting the board of directors with any and all authority and power necessary or even only appropriate to waive them:
a. no governmental entity of a competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any order which prohibits the consummation of the redomiciliation or makes it void or extremely burdensome;
b. the amount of cash, if any, to be paid by Campari to shareholders exercising their withdrawal right in relation to the redomiciliation under article 2437-quater of the Italian civil code (the Withdrawal Amount) shall not exceed in the aggregate the amount of €150 (one hundred and fifty) million, provided, however, that, for clarity, the Withdrawal Amount will be calculated net of the amount of cash payable by Campari shareholders exercising their option and pre-emption rights pursuant to article 2437-quater of the Italian civil code, as well as by third parties;
c. there shall not have been nor occurred at any time before the date of execution of the Dutch Notarial Deed, at a national or international level, (a) any extraordinary event or circumstance involving changes in the legal, political, economic, financial, currency exchange or in the capital markets conditions or any escalation or worsening of any of the same or (b) any events or circumstances that, individually or taken together, have had, or are reasonably likely to have, a material adverse effect on the legal situation, on the business, results of operations or on the assets, economic or financial conditions (whether actual or prospective) of Campari and/or the market value of the Campari shares and/or that could otherwise materially and negatively affect the redomiciliation;

(vi) to grant to chief executive officer Robert Kunze-Concewitz and chief financial officer Paolo Marchesini, as well as to the director Fabio Di Fede, severally and not jointly, with the right to subdelegate and power to appoint special attorneys, the broadest possible power, without any exclusion or exception, in order to implement this resolution, including by way of example and without any limitation the power: (a) to ascertain the fulfilment of the conditions precedent indicated in paragraph (v) of this resolution upon which the effectiveness of everything provided under this resolution is conditioned, or the waiver by the Company of one or more of such conditions; (b) to define, execute and sign any deed or document necessary or advisable for purposes of the implementation of this resolution, including, without any limitation, the Dutch Notarial Deed and any other deed, to be executed in Italy or abroad, aimed at publicizing the redomiciliation of the Company's registered office and the transformation of the corporate form in all competent public registers (Italian and abroad), including the request for cancellation of the Company from the Italian Companies Register, once the procedure for its registration in the competent Dutch Companies Register has been completed; (c) to carry out all activities necessary or advisable for purposes of the procedure for the liquidation of any shares, in relation to which withdrawal rights have been exercised, to which shareholders who have not taken part in the approval of this resolution are entitled; (d) to perform all formalities required to ensure that the adopted resolution obtains all necessary approvals, with right to introduce to the same resolution and to the text of the New Articles of Association, any amendments, additions or deletions that may be requested by the competent Italian or foreign Authorities, or at the time of registration with the competent Companies Registers; (e) to carry out all activities necessary or advisable and perform all formalities required to constitute in Italy a secondary seat with a permanent representative office within the meaning set forth in article 2508 of the Italian civil code.'

The Chairman pointed out that no-one asked to speak.
The Chairman invited the shareholders to cast their votes on the abovementioned proposed resolution. The Chairman highlighted that, at the time the resolution is voted, the same shareholders that were present at the time the shareholders' meeting was convened were also present.
The Chairman also reminded that those who wish to leave the Shareholders' Meeting before the end and, in any event, before the vote, must inform the staff responsible so that the total number of the votes available could be updated, according to article 4.9 of the Regulations governing the shareholders' meeting.

Based documentation provided by Computershare, Mr. Luca Garavoglia announced that the outcome of the vote is the following:
- in favor
1,339,584,482 (one billion three hundred and thirty-nine million five hundred and eighty-four thousand four hundred and eighty-two) votes equal to 73.378389% (seventy-three point three hundred seventy-eight thousand three hundred eighty-nine percent) of the voting rights attached to the shares represented;
- against
280,641,925 (two hundred and eighty million six hundred and forty-one thousand forty-one thousand nine hundred and twenty-five) votes equal to 15.372716% (fifteen point three hundred and seventy-two thousand seven hundred and sixteen percent) of the voting rights attached to the shares represented;
- abstentions
20,578,892 (twenty million five hundred and seventy-eight thousand eight hundred and ninety-two) equal to 1.127250% (one point one hundred and twenty-seven thousand two hundred and fifty percent) of the voting rights attached to the shares represented.

All of the above in accordance with the chart showing the outcome of the vote, attached hereto under letter "B" forming an integral part thereof.
With no further items to be resolved upon as no-one asked to speak, the Chairman declared the extraordinary part of the Shareholders' Meeting closed at nine fifty a.m.
The associated costs thereof shall be borne by the Company.
I, the Notary, after reading, signed this minutes at ten thirty a.m.
This deed is in part type-written by a person I trust and in part handwritten by myself, the notary, on thirteen pages of four sheets up to this point.
Signed Carlo Munafò

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